Exhibit 99.3

NICE Recognizes 2017 PSAPs’ Finest Award Recipients at APCO 2017

Hoboken, N.J. – August 15, 2017 – NICE (Nasdaq:NICE) is excited to announce the recipients of its 2017 PSAPs’ Finest Awards, a recognition program for emergency communications professionals now in its 12th year. Winners will receive their awards in a special ceremony which will take place in NICE’s booth today at the 2017 APCO International Annual Conference & Expo in Denver, Colorado.

Sponsored by NICE, a leading provider of public safety solutions for 9-1-1 centers, the PSAPs’ Finest awards recognize individual contributions to emergency communications. Awards are presented annually to winners selected in the following categories: Director, Line Supervisor, Technician, Trainer,  Telecommunicator, Innovator and PSAP of the Year.

This year, the judges bestowed the first-ever Innovator of the Year award to Anita Pitt, 9-1-1 Program Manager for the Brazos Valley Council of Governments (BVCOG). The Innovator of the Year award was created to recognize a trailblazer who embodies change, progress, and new ideas, with the goal of advancing and improving emergency communications. BVCOG was one of the early adopters of Text-to-911 and Pitt was instrumental in leading the effort. She is a strong advocate for Text-to-911 and shares her knowledge and experience by giving talks and training sessions to other public safety agencies.

“Text-to-911 is such a new frontier with many challenges,” said Shirlene Skipper, Sumter County 9-1-1 Communications Director, who also served as a 2017 PSAPs’ Finest Judge. “My hat goes off to Anita for having the courage and energy to tackle it. People who work in emergency communications seldom get the recognition they deserve. They’re not out in the public safety vehicle with the flashing lights but at the end of the day, they truly are the first, first responders.”

“On behalf of NICE, I’d like to congratulate this year’s line-up of impressive winners,” said Christopher Wooten, Executive Vice President, NICE. “The volume and caliber of nominations are a testament to the hard work and dedication of thousands of emergency communications professionals whose tireless efforts and dedication save lives every day.”

Below is the full list of PSAPs’ Finest award recipients for 2017:

PSAP of the Year
•	Office of Unified Communications, Washington, DC

Director of the Year
•	Gary Bates, 911 Director, Howard County Consolidated Communication Center, Kokomo, Indiana

Line Supervisor of the Year
•	Heather Barker, Communications Supervisor, Orange County Sheriff's Office, Winter Park, Florida

Technician of the Year
•	Brett Phipps, Public Safety Wireless Technician, Weld County Regional Communications Center, Greeley, Colorado

Telecommunicator of the Year
•	Elvita Lewandowski, Telecommunicator, Ottawa County Central Dispatch Authority, West Olive, Michigan

Innovator of the Year
•	Anita Pitt, 9-1-1 Program Manager, Brazos Valley Council of Governments (BVCOG), Bryan, Texas

Trainer of the Year
•	Christina Schade, Public Safety Telecommunicator, Communications Training Assistant, St. Petersburg Police Department, St. Petersburg, Florida

Trainer of the Year
•	Jessica Powers, Communications Specialist, Weld County Regional Communications Center, Greeley, Colorado

More information on the PSAPs’ Finest Awards can be found here or by emailing PSInfo@NICE.com.

About the PSAPs Finest Awards
Since its inception in 2006, the PSAPs’ Finest Awards program has recognized dozens of outstanding emergency communications professionals. Winners are selected by an independent panel of judges from the 9-1-1 community, who evaluate nominees based on their accomplishments, skills and service to community.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Ilana Hart, +972-9-775-3818, ilana.hart@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.